[Iveda Letterhead]

February 3, 2012

United States Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief

Washington D.C. 20549

Re:	Iveda Solutions, Inc. File No. 0-53285
April 30, 2011 Form 8-K/A Filed July 15, 2011
June 30, 2011 Form 10-Q Filed August 15, 2011
September 30, 2011 Form 10-Q Filed November 14, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (the “Company”) hereby submits this response to the letter dated January 23, 2012 (the “January Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.

As discussed with Al Pavot of the Staff on February 2, 2012, the Company respectfully requests an extension of time to respond to the Commission’s comments. The Company expects to be in a position to provide its response no later than April 3, 2012.

The Company has entered into a new engagement with the Strategic Equity Group, an independent valuation firm hired by the Company in connection with the acquisition of Sole-Vision Technologies, Inc. (“MegaSys”), to perform impairment testing of goodwill carried on the Company’s financial statements and evaluate the status of the original purchase allocation. The Company is evaluating whether there will be a material change in our goodwill valuation based on the operating results of MegaSys in the year ended December 31, 2011. In addition, the Company is currently engaged with its annual audit and our auditors will be testing the original purchase price allocation and any updated impairment results.

With respect to your request in comment 3 in your January 23, 2012 letter, the Company will amend the Form 10-K filed on March 30, 2011 to include the Disclosure Schedule to the Share Exchange Agreement no later than February 8, 2012.

If the Staff is in agreement with this request for additional time to respond, the Company will provide a comprehensive response to the January Comment Letter on or before April 3, 2012.

Thank you for your consideration of this request.

Sincerely yours,

/s/ Lynne Phillis

Lynne Phillis
Controller
Iveda Solutions, Inc.